

DIVISION OF
CORPORATION FINANCE

November 10, 2010

via U.S. mail and facsimile

Jon W. Thompson
Tandy Leather Factory Inc.
1900 Southeast Loop 820
Fort Worth, TX 76140

> **Re:** **Tandy Leather Factory Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 26, 2010**
> **File No. 1-12368**

Dear Mr. Thompson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K

1. We note that exhibit 10.2 is missing exhibits and/or attachments. Please confirm that you will file the exhibit in its entirety with your next periodic report, as required by Item 601(b)(10) of Regulation S-K.

Schedule 14A

Security Ownership of Management and Certain Beneficial Owners, page 3

2. We note the disclosure in footnote five that Mr. Nery, a director of the company, is the owner of an investment advisory firm that directs the investments of Nery Capital Partners. Please confirm that in future filings you will add Mr. Nery to the beneficial ownership table and include the amount beneficially owned by Mr. Nery in the amount held by officers and directors as a group.

Directors and Executive Officers, page 3

3. Please confirm that you will disclose in future filings, for each director or person nominated or chosen to become a director, briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for the registrant at the time that the disclosure is made, in light of the registrant's business and structure. See Item 401(e) of Regulation S-K. Please provide us with draft disclosure.

4. Please confirm that you will include in future filings the disclosure required by Item 407(h) of Regulation S-K regarding board leadership structure and role in risk oversight. Please provide us with draft disclosure.

Summary Compensation Table, page7

5. We note the disclosure in footnote two that the option award amounts reflect the dollar amount recognized for financial statement reporting purposes for the fiscal year ended December 31, 2009. Please confirm that you will revise the disclosure and the amount reflected in the table to comply with Item 402(n)(2)(vi) of Regulation S-K, which requires disclosure of the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. Please provide us with draft disclosure.

6. We note that Mr. Thompson's salary has decreased from $100,000 in 2007 to $25,000 in 2009 and 2010. Please confirm that you will disclose in future filings the reason for the decrease in Mr. Thompson's compensation.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

the company is responsible for the adequacy and accuracy of the disclosure in the filings;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Raj Rajan at (202) 551-3388 or Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Susann Reilly at (202) 551-3236 or Pam Howell at (202) 551-3357 with other questions.

Sincerely,

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Health Care Services

cc: Jon W. Thompson
Via facsimile to (817) 872-3120